                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           Photoelectron Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   719320103
                             ---------------------
                                (CUSIP Number)

                                PYC Corporation
                         c/o Aegeus Shipping Co. Ltd.
                              17-19 Akti Miaouli
                            Piraeus 185 35  Greece

                                 30 1 4170 895
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 18, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 9 Pages)

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 2 of 9 Pages
-------------------------------                     ----------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PYC Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Liberia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,224,937
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,224,937
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,224,937
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 719320103                      13D           Page 3 of 9 Pages
-------------------------------                     ----------------------------


          The reporting person previously reported beneficial ownership on
          Schedule 13G dated February 26, 1998, as amended most recently on February 10, 2000.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Photoelectron Corporation (the "Company"), a Massachusetts corporation. The principal executive offices of the Company are located at 5 Forbes Road, Lexington, Massachusetts 02173.


Item 2.   Identity and Background.
          -----------------------

          This Statement is filed by PYC Corporation ("PYC"). PYC's business address is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece. PYC's principal business is investing in securities of other companies. PYC is organized under the laws of Liberia.

          During the five years prior to the date hereof, PYC has not been convicted in a criminal proceeding, nor has PYC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding PYC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Peter Markou Nomikos is the Chairman of the Board and Treasurer of PYC. Theodora P. Nomikos is a Director of PYC Corporation. The business address for Peter Nomikos and Theodora Nomikos is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece. Peter Nomikos is also the Chairman of the Board of Directors of the Company and Petronome Corporation. Theodora Nomikos is not currently employed.

          During the five years prior to the date hereof, Peter Nomikos and Theodora Nomikos have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Peter Nomikos or Theodora Nomikos been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding Peter Nomikos or Theodora Nomikos were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Peter Nomikos and Theodora Nomikos are citizens of Greece.

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 4 of 9 Pages
-------------------------------                     ----------------------------


          Mr. Griffith Roberts is a Director of PYC Corporation and Manager of Nomikos London Limited. Mr. Roberts business address is 114 Middlesex Street, London E17HY United Kingdom.

          During the five years prior to the date hereof, Mr. Roberts has not been convicted in a criminal proceeding, nor has Mr. Roberts been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding Mr. Roberts was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Roberts is a citizen of the United Kingdom.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Loan Agreement dated November 15, 1999, PYC provided the Company with a short term line of credit in the principal amount of $2,250,000 at an annual percentage rate of 8% (the "Loan Agreement"). PYC used corporate funds to finance the short term line of credit. Between November 18, 1999 and April 7, 2000, the Company granted PYC Warrants for 450,000 shares of Common Stock of the Company in fulfillment of the Company's obligations under the Loan Agreement.

          On June 2, 2000, subsequent to the date the short term line of credit under the Loan Agreement became due and payable, PYC converted the short term line of credit into an equivalent face amount 10% Senior Convertible Debenture. The total principal and interest due on the short term line of credit and converted to a debenture on June 2, 2000 was $2,312,755.56. Also on June 2, 2000, Peter Nomikos converted his Amended and Restated 8% Subordinated Convertible Note in the amount $786,153.34 (including principal and accrued interest) into an equivalent face amount 10% Senior Convertible Debenture. PYC's beneficial ownership of the 8% Subordinated Convertible Note was previously disclosed on Schedule 13G.

          The warrants granted to PYC under the Loan Agreement were exercisable immediately upon the grant and the outstanding principal amount of the Debentures issued by the Company on June 2, 2000 were convertible upon issuance and continue to be convertible at any time, in whole or in part, at the option of the Holder of the debenture, into fully paid, validly issued and nonassessable shares of Common Stock of the Company.

          On September 26, 2000, PYC exercised its rights under a warrant to purchase 575,000 shares of Common Stock of the Company. The warrants were purchased

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 5 of 9 Pages
-------------------------------                     ----------------------------


          using PYC's corporate funds. On November 29, 2000, Peter Nomikos exercised his rights under stock options to purchase 10,000 shares of Common Stock. Peter Nomikos used personal funds to purchase the Common Stock under the warrant and options.

Item 4.   Purpose of the Transaction.
          --------------------------

          The acquisition of the warrants by PYC Corporation as described in
          Item 3 was part of the consideration paid to induce PYC Corporation to provide the $2,250,000 short term line of credit. The purpose of the loan was to provide needed working capital for the Company. PYC Corporation has converted the outstanding loan obligation to a 10% Senior Convertible Debenture thereby allowing the Company to continue to use the working capital. In addition, Peter Nomikos converted his Amended and Restated 8% Subordinated Convertible Note to the 10% Senior Convertible Debenture thereby allowing the Company to continue to use the working capital.

          As Chairman of the Board of Directors of PYC, Peter Nomikos exercises control of PYC, and therefore control of PYC's power to vote PYC's Company Common Stock.

          Peter Nomikos, acting on his own behalf, converted his Amended and Restated 8% Subordinated Convertible Note to the 10% Senior Convertible Debenture thereby allowing the Company to continue to use the working capital. In addition to his personal holdings and his control of the Company Common Stock owned by PYC, Peter Nomikos also exercises considerable control over the operation and direction of the Company through his position as Chairman of the Board of Directors. Peter Nomikos plans to continue in his role as Chairman of the Board of Directors and will continue to exercise his control interest when making decisions on behalf of the Company.

          Neither PYC nor Peter Nomikos have any plans to purchase additional securities of the Company although PYC and Peter Nomikos may exercise their respective rights to purchase securities under outstanding warrants, options or through the conversion of the 10% Senior Convertible Debentures which PYC and Peter Nomikos own. PYC and Peter Nomikos may also provide additional financing to the Company based on the Company's working capital needs. Such financing may include warrants or options to purchase additional securities of the Company. PYC and Peter Nomikos have no plans to sell any securities of the Company. Peter Nomikos may also receive additional options to buy Common Stock as compensation for his service to the Company as Chairman of the Board.

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 6 of 9 Pages
-------------------------------                     ----------------------------


          Except as set forth above, PYC and Peter Nomikos have no plans or proposals with respect to the matters set forth in paragraphs (a) -
          (j) under Item 4 of the Instructions.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

               (a) The aggregate number of shares of Common Stock beneficially owned by PYC is 4,224,937. This number includes the following securities: 2,952,735 shares of Common Stock owned by PYC Corporation; warrants held by PYC Corporation for the purchase of 660,000 shares of Common Stock; and a 10% Senior Convertible Debenture owned by PYC Corporation which is convertible into 612,202 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2000). For purposes of Section 13, PYC beneficially owns 39.0% of the Company. This percentage is based upon 10,831,488 shares of outstanding Common Stock./1/

                    The aggregate number of shares of Common Stock beneficially owned by the Peter Nomikos is 5,052,400. This number includes the following securities: 481,563 shares of Commons Stock owned directly by Mr. Nomikos; Options held by Mr. Nomikos to purchase 137,500 shares of Common Stock; a 10% Senior Convertible Debenture owned by Mr. Nomikos which is convertible into 208,100 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2000); 2,952,735 shares of Common Stock owned by PYC Corporation; warrants held by PYC Corporation for the purchase of 660,000 shares of Common Stock; a 10% Senior Convertible Debenture owned by PYC Corporation which is convertible into 612,202 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2000); and 300 shares of Company Common Stock owned by Petronome Corporation. For purposes of
                    Section 13, Mr. Nomikos beneficially owns 45.2% of the Company. This percentage is based upon 11,177,088 shares of outstanding Common Stock./2/


___________________________

/1/ The total number of outstanding shares of Common Stock used to calculate PYC's percentage of beneficial ownership includes 9,559,286 shares of Common Stock outstanding (as reported by the Company's stock transfer agent as of February 8, 2001) plus 1,272,202 shares which represents the number of shares that would be added to the total amount of outstanding stock if PYC converted all debentures and warrants.
/2/ The total number of outstanding shares of Common Stock used to calculate
Mr. Nomikos's percentage of beneficial ownership includes 9,559,286 shares of Common Stock outstanding (as reported by the Company's stock transfer agent as of February 8, 2001) plus 1,617,802 shares which represents the number of shares that would be

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 7 of 9 Pages
-------------------------------                     ----------------------------


               (b) PYC has the sole power to vote or direct the vote
                   of, and to dispose or direct the disposition of 4,224,937 shares of Common Stock. PYC does not share the power to vote or direct the vote of, or to dispose or direct the disposition of any shares of Common Stock.

                   Peter Nomikos has the sole power to vote or direct the vote of, and to dispose or direct the disposition of 5,052,400 shares of Common Stock. The reporting person does not share the power to vote or direct the vote of, or to dispose or direct the disposition of any shares of Common Stock.


               (c) The following transaction took place during the past 60 days:

                   On December 21, 2000, PYC assigned warrants for the right to purchase 25,000 shares of Company Common Stock to Dr. Nicholas T Zervas.

               (d) Not applicable.

               (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          PYC holds a 10% Senior Convertible Debenture with a face value of $2,312,755.56. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2000, the total principal and interest owed on the Debenture owned directly by PYC and indirectly by Peter Nomikos is $2,448,806 which is convertible to 612,202 shares of Company Common Stock.

          PYC acquired warrants to purchase 450,000 shares of Common Stock of the Company pursuant to the Loan Agreement as described under Items 3 and 4 (which descriptions are incorporated herein by reference)./3/


_______________________
added to the total amount of outstanding stock if Mr. Nomikos and PYC Corporation converted all stock options, debentures and warrants.
/3/ PYC holds additional warrants to purchase 235,000 shares of Common Stock which were previously included in the totals reported on Schedule 13G.

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 8 of 9 Pages
-------------------------------                     ----------------------------


          Peter Nomikos holds a 10% Senior Convertible Debenture with a face value of $786,153.34. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2000, the total principal and interest owed on the Debenture owned by Peter Nomikos is $832,400 which is convertible to 208,100 shares of Company Common Stock.

          Peter Nomikos also holds options to purchase 137,500 shares of Common Stock of the Company. These options were granted to Peter Nomikos under various Stock Option Agreements and have been previously reported on Schedule 13G. These options were granted to the Peter Nomikos as compensation for his service as Chairman of the Board of Directors of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 Amended and Restated 8% Subordinated Convertible Note Due on Demand in favor of Peter M. Nomikos

          Exhibit 2 Loan Agreement - 8% Short Term Line of Credit - Common Stock Purchase Warrants between Photoelectron Corporation and PYC Corporation

          Exhibit 3  10% Senior Convertible Debenture for Peter M. Nomikos

          Exhibit 4  10% Senior Convertible Debenture for PYC Corporation

          Exhibit 5  Amendment 1 to the Confidential Private Placement
                     Memorandum

-------------------------------                     ----------------------------
CUSIP No. 719320103                      13D           Page 9 of 9 Pages
-------------------------------                     ----------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001





                              /s/ Peter Markou Nomikos
                              ------------------------
                              PYC CORPORATION
                              Peter Markou Nomikos
                              Chairman of the Board



     Attention:  Intentional misstatements or omissions of fact constitute
     ---------
                 Federal criminal violations (See 18 U.S.C. 1001).